Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Global, Inc.:

We consent to the use of our report dated March 11, 2005, except as to Note 23, which is as of April 27, 2005, with respect to the consolidated balance sheets of Liberty Media International, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, incorporated by reference in this registration statement on Form S-8 of Liberty Global, Inc.

Our report refers to a restatement of the consolidated financial statements of Liberty Media International, Inc. as of and for the year ended December 31, 2004.

/s/ KPMG LLP

Denver, Colorado
August 30, 2005